

December 19, 2011

Via E-mail
Alexandros Tsirikos
Chief Financial Officer and Director
Top Ships Inc.
1 Vas. Sofias and Meg. Alexandrou Str.
15124 Maroussi, Greece

> **Re:** **Top Ships Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed April 11, 2011**
> **File No. 000-50859**

Dear Mr. Tsirikos:

We have reviewed your response letter dated December 9, 2011 and have the following comment.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 6-K Filed October 21, 2011

1. We note your response to prior comment 4 and the issuance of common stock pursuant to an equity line financing agreement per the Form 6-K filed on October 21, 2011. We note that these shares were sold to an affiliate, Sovereign Holdings, Inc., a company wholly owned by the company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis. This issuance of 11,111,111 shares for $5 million resulted in a stock price of $.45 per share. This price represents a discount of approximately 80% from the October 21st share price of $2.16 per share, and a 55% discount from the share price on October 11th, the date of the stock's lowest price in fiscal 2011, of $1.02 per share.

   Please tell us the reason the shares were sold as such a significant discount from their market price. Also tell us how you have accounted for this transaction, including whether the discount given on the share price is attributable to any item that requires specific accounting treatment in the financial statements. As we note several relationships between Mr. Pistiolis and the company, your response should also address whether there is an accounting impact resulting from any of these relationships.

Lastly, assuming a satisfactory response to the above items, please provide disclosure in your Form 20-F for the period ended December 31, 2011 to include the following:

- the stock sale to an affiliate, including a description of the relationship
- the reasons for the financing as well as the terms of the agreement
- the amount of the discount to market price and the reasons for such discount
- the accounting treatment for the transaction(s)

Please provide a draft of your intended disclosure in your response.

You may contact Theresa Messinese at 202-551-3307 or Joe Foti at 202-551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief